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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ITXC Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45069F109 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

AMENDMENT NO. 3 TO SCHEDULE 13G

Item 1(a).	Name of Issuer: ITXC Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 750 College Road East, Princeton, New Jersey 08540

Item 2(a).	Name of Person Filing: Spectrum Equity Investors II, L.P. (“SEI II”), Spectrum Equity Associates II, L.P. (“SEA II”), which is the sole general partner of SEI II, and Messrs. Brion B. Applegate, William P. Collatos and Kevin J. Maroni, each of whom is a general partner of SEA II. The persons named in this paragraph are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence: The principal business office of SEI II, SEA II, William P. Collatos and Kevin J. Maroni is One International Place, 29th Floor, Boston, Massachusetts, 02110. The principal business office of Brion B. Applegate is 333 Middlefield Road, Suite 200, Menlo Park, California, 94025.

Item 4.	Ownership.

Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to own beneficially more than 5% of the outstanding Common Stock of the Issuer.

All other items reported on Amendment No. 2 to the Schedule 13G filed with the Securities and Exchange Commission on February 7, 2003 and filed on behalf of the Reporting Persons with respect to the Common Stock of the Issuer remain unchanged.

Page 2 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2004

SPECTRUM EQUITY INVESTORS II, L.P.

By:	Spectrum Equity Associates II, L.P. Its Sole General Partner
	By:	*

General Partner

SPECTRUM EQUITY ASSOCIATES II, L.P.

By:	*

General Partner

*

Brion B. Applegate

*

William P. Collatos

*

Kevin J. Maroni

*By:	/s/ Andrew W. Kurzon

Andrew W. Kurzon,
As Attorney-in-Fact

*	This Amendment No. 3 to Schedule 13G was executed by Andrew W. Kurzon pursuant to the Power of Attorney attached hereto as Exhibit II.

Page 3 of 5 pages

Exhibit I

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the beneficial ownership by each of the undersigned of shares of stock of the Issuer.

Date: January 23, 2004

SPECTRUM EQUITY INVESTORS II, L.P.

By:	Spectrum Equity Associates II, L.P. Its Sole General Partner

	By:	*

General Partner

SPECTRUM EQUITY ASSOCIATES II, L.P.

By: *

General Partner

*
General Partner

*
Brion B. Applegate

*
William P. Collatos

*
Kevin J. Maroni

*By:	/s/ Andrew W. Kurzon

Andrew W. Kurzon,
As Attorney-in-Fact

*	This Agreement was executed by Andrew W. Kurzon pursuant to the Power of Attorney attached hereto as Exhibit II.

Page 4 of 5 pages

Exhibit II

POWER OF ATTORNEY

February 26, 2001

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Andrew W. Kurzon, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Power of Attorney.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the date first set forth above.

/s/ Brion B. Applegate

Brion B. Applegate

/s/ William P. Collatos

William P. Collatos

/s/ Kevin J. Maroni

Kevin J. Maroni

Page 5 of 5 pages